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Woraprat Attasawat · 3rd
Producer at Blue Shrimp Films

Los Angeles, California · 20 connections · **Contact info**

Blue Shrimp Films

 **University of California, Los Angeles**

Experience

Producer
Blue Shrimp Films · Full-time
Oct 2019 – Present · 3 mos
United States

 **Co-Founder**
Unknownpresent
Jul 2012 – Present · 7 yrs 6 mos
Bangkok Metropolitan Area, Thailand

Education

 **University of California, Los Angeles**
Producer
2018 – 2019

Bansomdejchaopraya Rajabhat University
2009 – 2012

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